**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

**GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 6877
Fax : 6225 4959

03003588

Our Ref : GCSS-EL/0091/03/LTR

13 January 2003

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

03 JAN 15 AM 2:30

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 9 January 2003 *(Millennium & Copthorne Hotels plc – Award of Management Contract in Dubai)*.

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it



36 Robinson Road
#20-01 City House

82-3672

MASNET No. 18 OF 09.01.2003
Announcement No. 18

CITY DEVELOPMENTS LIMITED

**Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Award of Management Contract in Dubai**

9 January 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

**Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Award of Management Contract in Dubai**

We attach herewith a copy of the announcement issued by M&C on 8 January 2003, for your information.

M&C Hotels.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 09/01/2003 to the SGX

8 January 2003

**MILLENNIUM & COPTHORNE HOTELS PLC**
**AWARD OF MANAGEMENT CONTRACT IN DUBAI**

Millennium & Copthorne Hotels plc ("M&C") has been awarded the management contract for the Dubai Airport Hotel. M&C will manage the hotel from January 2003 and the property will be re-branded as Millennium Airport Hotel Dubai.

The hotel, which is situated close to Dubai International Airport and ten minutes from the centre of Dubai, comprises 484 rooms.

Chief Operating Officer, Tony Potter, said:

"We are delighted to have been awarded this contract which continues our development in the Middle East and North Africa region where we now have five management contracts. The hotel is in an excellent location by Dubai International Airport, the Middle East's premier airport."

-END-

Enquiries to:

Nick Claydon/Kate Miller
Brunswick Group Limited 020 7404 5959

## Notes to Editors

### Millennium & Copthorne Hotels plc ("M&C")

M&C is a major international hotel owner operator, comprising 92 hotels located in Europe, the United States, Asia, Australasia and the Middle-East and North Africa. It operates principally through two core brands, Millennium, a collection of four-star deluxe and five-star hotels and Copthorne, a series of four-star business-style hotels and a five-star Grand Copthorne in Singapore.

The award of the management contract for the Airport Hotel Dubai extends M&C's presence in the Middle East and North Africa region following its announcement in 2002 of four new management contracts to operate five star hotels in Abu Dhabi and Sharjah in the United Arab Emirates, Marrakech and Agadir in Morocco.

For further background information on M&C, see website:
http://www.millennium-hotels.com.